Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended September 30,		Six Months Ended September 30,
	2012	2011	2012	2011
	(in thousands, except for ratios)
Earnings
Pretax income before equity in pretax earnings (loss) of unconsolidated affiliates	$69,219	$4,412	$106,033	$34,749
Fixed charges (net of interest capitalized)	6,709	6,576	13,664	13,053
Distribution of earnings from unconsolidated affiliates	123	16,724	123	16,724

Total Earnings	$76,051	$27,712	$119,820	$64,526

Fixed Charges and Preference Dividends
Interest expense	$5,938	$5,665	$12,108	$11,198
Interest capitalized	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	334	296	677	607
Interest component of rent expense	437	615	879	1,248

Total Fixed Charges	6,709	6,576	13,664	13,053

Dividends on convertible perpetual preferred stock (pretax)	5,712	5,712	11,423	11,423

Total Fixed Charges and Preference Dividends	$12,421	$12,288	$25,087	$24,476

Ratio of Earnings to Fixed Charges	11.34	4.21	8.77	4.94

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	6.12	2.26	4.78	2.64